SOLIC CAPITAL, LLC

FINANCIAL STATEMENTS
WITH
SUPPLEMENTAL INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2023

SOLIC CAPITAL, LLC

TABLE OF CONTENTS

		Page
Facing Page and Oath or Affirmation		1
Report of Independent Registered Public Accounting Firm		3
Financial Statements		
Statement of Financial Condition		5
Statement of Operations		6
Statement of Changes in Member's Equity		7
Statement of Cash Flows		8
Notes to Financial Statements		9
Supplemental Information		
Schedule I -	Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II -	Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Report of Independent Registered Public Accounting Firm		15
Exemption Report		16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68942

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023_____ AND ENDING ___12/31/2023_____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___SOLIC CAPITAL LLC_____

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_1603 Orrington Avenue, Suite 1600_____
(No. and Street)

_Evanston_____IL_____60201_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_Brian Lenart_____(708) 624-1982_____brian@bdlcc.com_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Prager Metis CPAs, LLC_____
(Name – if individual, state last, first, and middle name)

_222 Mount Airy Road_____Basking Ridge_____NJ_____07920_____
(Address)   (City)   (State)   (Zip Code)

_09/29/2003_____273_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Brian Lenart_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _SOLIC Capital, LLC_____ , as of __December 31_____ , 2 _023_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> **OFFICIAL SEAL**
> **HEATHER INGEVALDSON**
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES: 03/07/2026

Signature: _____

Title: _____
Chief Compliance Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.




Report of Independent Registered Public Accounting Firm


Prager Metis CPAs, LLC

———

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

To the Board of Directors of
SOLIC Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SOLIC Capital, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SOLIC Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U. S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.





Auditor's Report on Supplemental Information

Schedule I, Computation of Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
We have served as SOLIC Capital, LLC's auditor since 2013.
Basking Ridge, New Jersey
February 23, 2024

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

CURRENT ASSETS	
Cash	$ 50,043
TOTAL ASSETS	**$ 50,043**

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 8,750
Total Liabilities	8,750
MEMBER'S EQUITY	41,293
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 50,043**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2023

REVENUE

Placement Fees	$250,000
TOTAL REVENUE	**250,000**

EXPENSES

General and Administrative	88,715
Contracted Services	67,570
Management Services – related party	14,964
TOTAL EXPENSES	**171,249**

NET INCOME (LOSS)	**$ 78,751**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2023

	Contributed & Distributed Capital	Retained Earnings (Deficit)	Total Member's Equity
BALANCE – JANUARY 1, 2023	$ 235,260	$(197,182)	$ 38,078
Contributed Capital	99,464	-	99,464
Distributions	(175,000)		(175,000)
Net Income (Loss)	-	78,751	78,751
BALANCE – DECEMBER 31, 2023	**$ 159,724**	**$ (118,431)**	**$ 41,293**

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:	
Net income (loss)	$ 78,751
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Increase (Decrease) in operating liability	
Accounts payable	1,350
Net cash provided by operating activities	80,101
Cash flows from financing activities:	
Member Contributions	99,464
Member Distributions	(175,000)
Net cash used in financing activities	(75,536)
Net increase in cash	4,565
CASH AT BEGINNING OF YEAR	45,478
CASH AT THE END OF YEAR	**$ 50,043**

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2023
----

1   DESCRIPTION OF BUSINESS

SOLIC Capital, LLC, (the "Company") is a wholly-owned subsidiary of SOLIC Holdings, LLC (the "Parent") and was incorporated in the State of Delaware on May 24, 2011.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also registered with the U.S.Securities and Exchange Commission. The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") and compiled with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 940, Financial Services – Brokers and Dealers.

Concentration of credit risk

The Company maintains its cash in bank deposits and money market accounts, which at times may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk.

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Income taxes

The Company is organized as a limited liability company ("LLC") and is disregarded as an entity for Federal tax purposes and, therefore, has no Federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the Federal and state consolidated tax returns of the parent company, which is a partnership.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from contracts with customers

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the customers, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers may include placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company may earn fees by providing placement services to customers pursuant to contracts. The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which it satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

3   NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker-dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,* (the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2023. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2023, the Company's net capital was $41,293 which was $36,293 in excess of its required net capital and its ratio of indebtedness to net capital was 21.19%.

4   RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities, requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, the Company is not impacted by SEC Rule 15c3-3.

5   MANAGEMENT SEVICES – RELATED PARTY

Pursuant to an agreement with a related party to perform certain services relating to the management of various aspects of the Company's business, the Company agreed to pay the related party a monthly fee based on an allocation percentage of, among other things, salaries, benefits, and other overhead expenses. Such fees shall be reimbursed on or before the last day of the following month. As of December 31, 2023, the Company has no balance due to the related party. The Company recorded $14,964 in capital contributions representing rent and overhead expenses from the parent company.

6   CREDIT LOSSES

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses" ('ASC Topic 326") Measurement of Credit Losses on Financial Instruments. This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. ASC Topic 326 requires an entity to reflect its current estimate of all expected credit losses at the inception of the financial asset based on historical experience, current conditions and reasonable and supportable forecasts. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial assets to present the net amount expected to be collected. ASC Topic 326 is effective for annual and interim reporting periods beginning after December 15, 2022. The Company adopted ASC Topic 326 with a date of initial application of January 1, 2023. As of December 31, 2023, the Company did not have any financial instrument impacted by ASC Topic 326.

7   SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 23, 2024 the date that these financial statements were available to be issued. There were no material subsequent events as of that date which would require disclosure in, or adjustments to, the financial statements.

SOLIC CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT
TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II– COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2023

Computation of net capital

Total member's equity from statement of financial condition	$ 41,293
Less – Non-allowable assets	-
Net capital	**41,293**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4))	5,000
Net capital in excess of requirement	$ 36,293
Ratio of aggregate indebtedness to net capital	21.19%

Aggregate indebtedness (1)

(1) The Company had liabilities of $8,750 as of December 31, 2023.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2023 filed by SOLIC Capital, LLC in its Form X-17A-5 with the Financial Industry Regulation Authority ("FINRA") on January 4, 2024.

See Report of Independent Registered Public Accounting Firm

SOLIC CAPITAL, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2023

The Company does not maintain possession or control of any customer funds or securities and therefore is not impacted by SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
SOLIC Capital, LLC

Prager Metis CPAs, LLC

_____

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which SOLIC Capital, LLC (the "Company") (1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions where the funds are payable to the issuer or its agent and not to the Company and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and represents that the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
Basking Ridge, New Jersey
February 23, 2024



SOLIC Capital, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions. The Company limits its business activities exclusively to effecting securities transactions where the funds are payable to the issuer or its agent and not to the Company and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and represents that it did not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2023 to December 31, 2023.

By: _____   _____2/23/2024_____
Brian Lenart   Date
Chief Compliance Officer